Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

August 10, 2011

Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on September 15, 2011 at 1:00 p.m. Israel time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders.

Holders of the Company's ordinary shares are being asked to vote on the following matters:

 1.           To approve the reappointment of Mr. Izzy Sheratzky as Chairman of our Board of Directors for the term of three years commencing as of September 15, 2011, pursuant to sections 95 and 121(c) of the Israeli Companies Law, 1999 (the "Law"), as amended by Amendment 16 to the Law.

According to Section 121(c) of the Law (as amended by Amendment No. 16), item (1) on the agenda require the affirmative vote of the holders of  majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such majority includes at least two-thirds of the shares of the voting shareholders represented at the meeting who are not controlling shareholders in the Company or having a personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter and not controlling shareholders in the Company does not exceed 2% of the aggregate voting rights in the Company.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (3 Hashikma Street, Azour, Israel).  A written ballot must be submitted at least 72 hours before the time of the Meeting and a proxy must be submitted at least 24 hours before the time of the Meeting.

Details regarding the matters on the agenda and some additional details regarding the Meeting are provided in the accompanying proxy statement.

Your cooperation is appreciated.

By order of the board of directors,

Izzy Sheratzky
Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

August 10, 2011

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 15, 2011 at 1:00 p.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on August 15, 2011 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation and Revocation of Proxies

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot. The proxy card must be received by the Company's transfer agent or at the Company's at least 24 hours prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy or written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

PROPOSAL ONE
REAPPOINTMENT OF MR. IZZY SHERATZKY AS CHAIRMAN OF THE COMPANY'S
BOARD OF DIRECTORS

Background

Mr. Izzy Sheratzky is a co-founder of the Company and has served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer.

Recent amendments to the Israeli Companies Act, 1999 (the "Law") required that the terms of engagement of a controlling shareholder in a public company be brought for approval every three years. Accordingly, on May 12, 2011 the general meeting of shareholders of the Company approved the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky as amended by Addendum no. 1., pursuant to which Mr. Izzy Sheratzky, through A. Sheratzky Holdings Ltd. provides the Company with various services as detailed in the agreement as well as serves as the Chairman of our Board of Directors (for further details concerning the terms of engagement of Mr. Sheratzky under the agreement as approved on May 12, 2011 by the general meeting of the Company, please see the Company's press release published on Form 6-K on April 7, 2011).

The agreement approved by the general meeting included a clause providing that in the event that Mr. Sheratzky shall be unable to act as Chairman of our Board of Directors, the agreement shall remain intact and he shall continue to provide the Company with all other services as detailed in the agreement under the terms and conditions as specified in the agreement.

Additional amendments to the Law (specifically section 95 of the Law), which will enter into effect on September 15, 2011, includes a prohibition that in a public company, no person who is related to the chief executive officer may serve as Chairman of the Board of Directors, unless approved by the general meeting by a special majority and for a term not exceeding three years. The term "Relative", includes, among others, spouse, brother, sister, parent and grandparent. Similarly, the amendment provides that no person related to the Chairman of the Board of Directors may serve as chief executive officer in a public company unless approved by the general meeting as specified above.

Mr. Izzy Sheratzky is the father is of Mr. Eyal Sheratzky and Mr. Nir Sheratzky, our co-chief executive officers.

Proposal

Shareholders are being asked to approve the reappointment of Mr. Izzy Sheratzky as Chairman of our Board of Directors for the term of three years commencing as of September 15, 2011, pursuant to sections 95 and 121(c) of the Law, as amended by Amendment 16 to the Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least two-thirds of the shares of the voting shareholders, represented at the meeting who are not controlling shareholders in the Company or having a personal interest in the matter; abstaining votes shall not be counted; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter and not controlling shareholders in the Company does not exceed 2% of the aggregate voting rights in the Company.